SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

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TRI-CONTINENTAL CORPORATION
(Name of Registrant as Specified in Its Charter)

WESTERN INVESTMENT HEDGED PARTNERS L.P.

WESTERN INVESTMENT LLC

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

BENCHMARK PLUS PARTNERS, L.L.C.

BENCHMARK PLUS MANAGEMENT, L.L.C.

PARADIGM PARTNERS, N.W., INC.

ARTHUR D. LIPSON

SCOTT FRANZBLAU

ROBERT FERGUSON

MICHAEL DUNMIRE

PAUL DEROSA

MARLENE A. PLUMLEE

ELYSE NAKAJIMA

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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ANNUAL MEETING OF STOCKHOLDERS

OF

TRI-CONTINENTAL CORPORATION

_________________________

SUPPLEMENT TO PROXY STATEMENT

OF

WESTERN INVESTMENT HEDGED PARTNERS L.P.

This supplement (this “supplement”) to the proxy statement dated March 2, 2006 (the “proxy statement”) is furnished by Western Investment Hedged Partners L.P., a Delaware limited partnership (“Western Investment” or “we”), a significant stockholder of Tri-Continental Corporation, a Maryland corporation (“Tri-Continental” or the “Company”). Western Investment is writing to you in connection with the election of three nominees to the board of directors of Tri-Continental (the “Tri-Continental Board”) at the annual meeting of stockholders scheduled to be held at the offices of Venable LLP, 2 Hopkins Plaza, 18th Floor, Baltimore, Maryland 21201, on May 4, 2006 at 9:30 a.m., as well as the other matters described in the proxy statement

Capitalized terms used but not otherwise defined in this supplement shall have the respective meanings assigned to them in the proxy statement. The purpose of this supplement is to supplement matters addressed in the proxy statement. Our proxy statement should be read as having been amended and supplemented to the extent set forth herein.

Western Investment, Western Investment LLC (“WILLC”), Arthur D. Lipson, Western Investment Activism Partners LLC, Benchmark Plus Institutional Partners, L.L.C., Benchmark Plus Partners, L.L.C., Benchmark Plus Management, L.L.C., Paradigm Partners, N.W., Inc., Scott Franzblau, Robert Ferguson, Michael Dunmire, Paul DeRosa, Marlene A. Plumlee and Elyse Nakajima are members of a group formed in connection with this proxy solicitation and are deemed participants in this proxy solicitation.

This supplement is dated April 7, 2006 and is first being mailed to Tri-Continental stockholders on or about April 7, 2006.

Enclosed with this supplement is a new common stock GOLD proxy card and a new preferred stock GOLD proxy card, both of which are identical to the GOLD proxy cards enclosed with the proxy statement. If you have already voted on the proposals described in the proxy statement using the GOLD proxy cards, you do not need to take any action and your original votes will be counted.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY TRI-CONTINENTAL MANAGEMENT TO TRI-CONTINENTAL, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE PROPOSALS DESCRIBED IN THE WESTERN INVESTMENT PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED COMMON STOCK GOLD PROXY CARD, IF YOU OWN COMMON STOCK, AND THE ENCLOSED PREFERRED STOCK GOLD PROXY CARD, IF YOU OWN PREFERRED STOCK. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.

All of the current members of the Tri-Continental Board are a director or trustee of at least 22 other registered investment companies managed by Seligman, Tri-Continental’s manager

According to the Tri-Continental proxy statement, all incumbent independent Tri-Continental directors are a director or trustee of each of 23 registered investment companies in the group of funds managed by J. & W. Seligman & Co. Incorporated, or Seligman, and six of the seven independent incumbent directors are a director or trustee of each of 24 registered investment companies in the Seligman Group of Funds. The Tri-Continental proxy statement advises that the 24 registered investment companies in the Seligman Group of Funds comprise 58 separate portfolios.

The current composition of the Tri-Continental Board may satisfy applicable securities and investment company laws, and we have no reason to believe that the Company is not following the letter of the law, but we question whether service by each of Tri-Continental’s independent directors as a trustee or director of 23 or 24 registered investment companies is in the best interests of Tri-Continental’s stockholders. We believe that in serving as trustee or director of so many registered investment companies managed by Seligman, inherent conflicts may arise. For example, we believe it is possible for a person serving in such multiple positions to become unduly beholden to Seligman, and less inclined to act in the best interests of Tri-Continental stockholders, although we have no evidence that any of Tri-Continental directors have acted in this way. We also believe that it may not be possible to devote enough time to Tri-Continental’s portfolio in light of each director's other commitments as director or trustee of at least 22 other registered investment companies of the Seligman Group of Funds. Are the current directors the best people to perform the essential task of evaluating Seligman’s performance as manager?

Our proxy statement included a heading that stated: “All of the current members of Tri-Continental Board hold positions with Tri-Continental’s investment manager.” Tri-Continental has quarreled with our choice of words. We never meant to suggest that the independent members of the Tri-Continental board actually hold positions with Seligman. Rather we are concerned about the multiple board positions with other investment companies in the Seligman Group of Funds.

Western Investment believes the existing fee arrangement for compensation of Seligman as manager does not properly incentivize Seligman

Western Investment has questioned the existing fee arrangement between Tri-Continental and Seligman. Under the existing fee arrangement, Tri-Continental pays Seligman a fee, calculated daily and payable monthly, equal to a percentage of the Company’s daily net assets. The percentage is calculated on a sliding scale based on average daily net assets of all the investment companies managed by Seligman. Western understands that it is common for investment companies to pay fees based on the value of assets under management. We do not understand why, however, the independent directors will not consider alternative fee arrangements. We believe directors should consider all possibilities to increase the return to stockholders, and if an alternative fee arrangement could possibly encourage and incentivize improved performance, it should be seriously considered. We do not believe that stockholder approval of the current fee arrangement in years past means alternative arrangements should not be considered by the Tri-Continental Board, particularly in light of Tri-Continental’s disappointing returns. We believe that a board of directors overseeing an investment company with a performance history as poor as Tri-Continental relative to the S&P 500 index would consider alternative manager fee arrangements.1 The fact that certain alternative fee arrangements may require stockholder approval, or possibly discussion with the Securities and Exchange Commission, is not a reason not to consider reasonable alternatives.

We are concerned that the multiple turnover of the portfolio/co-portfolio managers may have had a detrimental effect on the Company’s performance

We acknowledge the information on the Company’s website that Seligman has been Tri-Continental’s investment manager since 1981. There has been turnover in the individual Seligman portfolio/co-portfolio managers who manage Tri-Continental’s portfolio. Two individuals currently serve as either portfolio manager or co-portfolio manager of Tri-Continental. Since 1995, eight different individuals have occupied one or the other of these positions. Western Investment believes that people make decisions, not companies, and turnover in the individuals managing the Tri-Continental portfolio has the potential to adversely affect returns. The Company claims that a turnover of eight portfolio/co-portfolio managers in a period of ten years is not unusual. We have not conducted a survey to verify their position. We ask, however, have these changes contributed to Tri-Continental’s poor performance?

Tri-Continental’s NAV discount has been at least 14% each year since 1995

Tri-Continental’s share price has traded at a persistent double-digit discount to its per share net asset value, or NAV, of at least 14% at year-end since 1995. This discount could be due to one or more factors, including what we believe to be Tri-Continental’s historically poor investment performance. Seligman claims it could also be due to other factors outside the control of Seligman, and we cannot exclude these possibilities.

As an existing Tri-Continental stockholder, Western Investment is extremely concerned that Tri-Continental’s common stock trades at a double-digit NAV discount. Assuming a current NAV discount of 16% (the discount on December 31, 2005), this has the effect that, for each $1 of underlying Tri-Continental net asset value, a share of Tri-Continental common stock would trade at approximately 84 cents. So long as the NAV discount persists, existing Tri-Continental stockholders who sell their shares of common stock will sell them at a discount to the underlying net asset value. Tri-Continental common stock is traded on the New York Stock Exchange, and share prices are determined by the market, which to date has determined share prices to be at a discount to NAV.

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1       While we consider the S&P 500 index a good comparison, investors cannot invest directly in an index or an average, and there are no expenses or fees involved in calculating an index return, unlike a fund which pays fees and expenses.

Western Investment recommends several alternatives to reduce or eliminate the NAV discount

We are very concerned that Tri-Continental’s common stock continues to trade at a discount to its NAV. In our proxy statement we urged Tri-Continental to take one or more of a number of specific actions to reduce or close the NAV discount. Specifically, to either (i) convert Tri-Continental to an open-ended fund; (ii) adopt a plan of dissolution and liquidation and distribute Tri-Continental’s net assets to its stockholders; or (iii) institute significant share buybacks or self-tender offers in cases where Tri-Continental’s stock is trading at a 5% NAV discount or greater. Any of the courses of action suggested will necessitate proper structuring, some effort and compliance with all applicable laws, will in most cases require the approval of Tri-Continental’s stockholders and may have tax effects.

Tri-Continental has chosen to respond to Western Investment through its attorneys by pointing out possible obstacles to taking any of the actions we described, rather than to engage in a constructive dialogue to benefit all stockholders. Tri-Continental, through its attorneys, has advanced the following reasons not to act:

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Excessive Costs. Tri-Continental’s attorneys have stated that any of Western Investment’s suggested actions would cause Tri-Continental to incur significant costs that may not be offset by corresponding benefits to stockholders and would likely still prevent stockholders from realizing “full” NAV for their shares. Our view is that, as Tri-Continental has approximately $2.4 billion in net assets, the elimination or narrowing of the NAV discount could produce a possible aggregate gross benefit to Tri-Continental stockholders of up to $383 million (using the December 31, 2005 discount of 16%). In light of the enormous potential, certain costs may well be justified. We note that management has not offered any quantification of these alleged expenses, or claimed to have done an analysis of such alleged expenses. Tri-Continental’s attorneys have also stated that Tri-Continental has preferred shares and warrants which would have to be redeemed if Tri-Continental were to be open-ended. Tri-Continental has disclosed that it has 752,740 shares of $2.50 cumulative preferred stock outstanding, which is redeemable by the Company at $55 per share (or a total of $41,400,700 for the preferred shares outstanding) plus accrued dividends. Tri-Continental also has 12,382 warrants outstanding, exercisable into 278,595 shares of Tri-Continental’s common stock at $1.00 per share. Tri-Continental’s attorneys state that it is not clear whether it is possible for the Company to redeem the warrants. We are surprised that the Tri-Continental Board would not have investigated this matter fully. However, we believe that in light of the enormous potential benefit to stockholders, even if the warrants cannot be redeemed in the ordinary course, other methods could be considered such as a tender offer for the warrants. For example, if Tri-Continental were to commence a tender offer for the warrants at $20 per share of common stock for which each warrant is convertible into, the aggregate cost to the Company would be approximately $5.6 million. There may also be other methods of dealing with the warrants. There would also be legal fees and other expenses for the Company in pursuing any of the alternatives proposed by us. When comparing these costs to a potential $383 million upside, we believe that the Tri-Continental Board should not use expense as an excuse to not seriously consider the Western Investment proposals.

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The level of Tri-Continental stock buybacks that would be needed to close the NAV discount. It is our understanding that in each of the five 12-month periods from November 1998 until November 2003 the Company has repurchased between 4.4% and 7.4% of its outstanding shares of common stock. We have been advised by Tri-Continental’s attorneys that during these periods the Tri-Continental Board had authorized buybacks of up to 7.5% of the Company’s outstanding shares of common stock, and that the Company repurchased fewer than 7.5% because the Company observed the limits imposed by Rule 10b-18 under the Securities Exchange Act of 1934, as amended. We believe that if stock buybacks are not effective in reducing the NAV discount, then other means should be actively and urgently pursued.

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Other issues. Tri-Continental’s attorneys have protested that there are obstacles to both self-tenders or a plan of liquidation. They argue that tender offers may be conducted at prices less than the NAV, and there is no assurance that a tender offer will not be oversubscribed, thereby requiring tendering holders to only receive payment for a pro rata portion of their tendered shares. They also state that liquidation would require the affirmative vote of at least two-thirds of the votes entitled to be cast on such matters, and would require the preferred stock and warrants to be dealt with as well as other issues. There would also be tax effects upon liquidating or open-ending the fund.

Western Investment believes that the possible benefits to eliminating or reducing the persistent NAV discount justifies fully exploring all possible means to do so, whether it is methods we propose, or other methods. We do not believe that the answer is to do nothing and allow the persistent NAV discount to remain. Although proposals to open-end the fund have come before the stockholders of Tri-Continental before, sufficient votes to approve open-ending the fund have never been obtained.

Required vote for election of directors

Tri-Continental’s bylaws require each director to be elected by the affirmative vote of the holders of a majority of the votes entitled to be cast in the election of a director, including preferred stock which is entitled to two votes per share. Our initial proxy statement was mistaken on this issue and we hereby correct it.

Reimbursement of WILLC’s expenses in this Solicitation

The entire expense of soliciting proxies is being borne initially by WILLC pursuant to the terms of a Joint Filing and Solicitation Agreement with other members of the Group. Because WILLC believes that Tri-Continental’s stockholders will benefit from the Solicitation, WILLC intends to seek reimbursement from Tri-Continental, to the fullest extent permitted by law, of all expenses it incurs in connection with the Solicitation. If necessary, WILLC will ask the Company to submit an application in this regard to, and obtain an order or a no-action letter from, the Securities and Exchange Commission. WILLC does not intend to submit the question of such reimbursement to a vote of security holders of the Company unless otherwise required by law.

WESTERN INVESTMENT HEDGED PARTNERS L.P.

April 7, 2006

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